# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DOLLAR TREE, INC., CIK 0000935703
CUSIP: 256746108
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 500 Volvo Parkway, Chesapeake, Virginia (VA), 23320
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001172661-25-003523
Filed by CIK 0001481669

## Reporting persons
- EdgePoint Investment Group Inc.: type of reporting person: investment adviser (IA), non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); sole voting power 5,661,339; shared voting power 2,993,539; sole dispositive power 5,661,339; shared dispositive power 2,993,539; aggregate amount beneficially owned 8,654,878 (4.35% of the class)

## Item 1. Issuer
Name of issuer: DOLLAR TREE, INC.
Address of issuer's principal executive offices: 500 Volvo Parkway, Chesapeake, VA 23320

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of EdgePoint Investment Group Inc. ("EdgePoint") with respect to the Common Stock, with par value $.01 per share ("Common Stock"), of Dollar Tree, Inc. (the "Issuer").
EdgePoint acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of private investment funds and mutual fund trusts.
Address of principal business office or, if none, residence: 150 Bloor Street West, Suite 700, Toronto, Ontario M5S 2X9, Canada
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: NA

## Item 4. Ownership
Amount beneficially owned: 8,654,878.00
Percent of class: 4.35%
Sole power to vote or to direct the vote: 5,661,339
Shared power to vote or to direct the vote: 2,993,539
Sole power to dispose or to direct the disposition: 5,661,339
Shared power to dispose or to direct the disposition: 2,993,539

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- EdgePoint Investment Group Inc.: Sayuri Childs, Sayuri Childs / Chief Compliance Officer (02/17/2026)